

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 6, 2008

Via U.S. Mail and Fax
Richard Rubin
Chief Executive Officer
American Biogenetic Sciences, Inc.
90 John Street,
Suite 626,
New York, NY 10038

> **RE:** **American Biogenetic Sciences, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 26, 2008;**
> **File No. 000-19041**

Dear Mr. Rubin:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director